EXHIBIT 4.3

FIRST AMENDMENT TO
RIGHTS AGREEMENT

This FIRST AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”) is entered into as of July 13, 2020, by and between Barnes & Noble Education, Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company, as rights agent (the “Rights Agent”). All capitalized terms used herein and not otherwise defined herein shall have the meaning(s) ascribed to them in that certain Rights Agreement, dated as of March 25, 2020, by and between the Company and the Rights Agent (the “Rights Agreement”).
RECITALS
WHEREAS, the Company and the Rights Agent are parties to the Rights Agreement; and
WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent desire to amend the Rights Agreement as set forth in this Amendment.
AGREEMENT
NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereto hereby agree as follows:
1.Amendment of Section 1(w). Section 1(w) of the Rights Agreement is hereby amended and restated in its entirety as follows:

“(w) “Exempt Person” shall mean (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company, (iv) any Person or entity organized, appointed, or established by the Company or any Subsidiary of the Company for or pursuant to the terms of any such employee benefit plan, or (v) any other Person deemed to be an “Exempt Person” by the Board in its sole discretion prior to the occurrence of a Section 11(a)(ii) Event, provided, that any exemption granted by the Board under this clause (v) may be granted by resolution of the Board in whole or in part, and may be subject to limitations or conditions to the extent that the Board shall determine, in its sole discretion, necessary or desirable.”
2.    Agreement as Amended. The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby. Except as expressly set forth herein, the Rights Agreement shall remain in full force and effect and otherwise shall be unaffected hereby, and each of the Company and the Rights Agent shall continue to be subject to its terms and conditions.
3.    Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.
4.    Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Amendment executed and/or transmitted electronically shall have the same authority, effect and enforceability as an original signature.
5.    Descriptive Headings. Descriptive headings of the several sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.
[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be duly executed as of the date first above written.
BARNES & NOBLE EDUCATION, INC.

By:	/s/ Michael C. Miller Name: Michael C. Miller Title: Chief Legal Officer and Executive
Vice President, Corporate Affairs
COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Cosmo Zagare Name: Cosmo Zagare Title: Vice President, Client Services